

Your Pharmacy. Delivered.

Personal Rx



"Drugs don't work in patients who don't take them."

— C. Everett Koop, MD
former US Surgeon General

"Medication nonadherence is associated with higher rates of hospital admissions, suboptimal health outcomes, increased morbidity and mortality, and increased health care costs"

Direct health care costs associated with nonadherence have grown to approximately $100–$300 billion of U.S. health care dollars spent annually.

Improving medication adherence is a public health priority."

Source: https://www.cdc.gov/mmwr/volumes/66/wr/mm6645a2.htm

CDC Statements

Personal ℞



Preventable medication errors impact 7 million patients and cost about $21 billion annually.

Source: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5016741

CDC Statistics

Personal Rx



Approximately 41 million Americans, take 5 or more medications regularly.

This population is at a significantly increased risk of suffering an adverse event.

Sources: https://www.cdc.gov/nchs/fastats/drug-use-therapeutic.htm
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3864987

CDC Statistics

Personal (Rx)



$312 Billion

Estimated size of U.S. pharmacy and drugstore market in 2020

Source:https://www.ibisworld.com/industry-statistics/market-size/pharmacies-drug-stores-united-states/

Size of Market

Personal Rx

Mission: We Improve lives.

PersonalRX makes it easy to take the right medication at the right time.

We dispense medications in adherence packaging, delivered to the home – with no added costs.

Our pharmacy model puts the patient at the center of care. The result is enhanced safety, convenience and better health outcomes.

Personal Ⓡx

Business Model

- Win customers by providing a **VIP pharmacy experience** for the same price

- Service patients who take **five or more medications**

- **Manage refills** of monthly medications

- Operate multiple patient acquisition channels that allow us to **acquire patients in bunches**

- Leverage **proprietary technology** that promotes efficiency and our ability to surround the patient with care

Personal Rx

In 2019, prescription drug expenditures totaled $345.7 billion. PillPack was acquired by Amazon for $1 billion in June 2018. More recently, DivvyDose was acquired by UnitedHealth in September 2020 for $300 million.



$275M
valuation



Bought by
Amazon
for **$1B**
in 2018



$100M
valuation



Bought by
UnitedHealth
for **$300M**
in 2020

A Hot Market

Personal Rx

Our services focus on the 12.6% of Americans that take 5 medications or more - a patient group in need of an easier synthesized medical solutions. This equates to 41.3 million Americans and a market size that exceeds $126.4 billion annually. Our company is fully prepared to perform at scale with our proven sales model.

$126.4 billion

41.3M Americans who take 5+ medications per day

x $255 per month ($51 per medication)

x 12 months

Total Addressable Market

Personal Rx

VIP Pharmacy

- **Each patient has a dedicated pharmacy technician**

- **Home delivery of personalized Square Packs**

- **Pharmacy app provides access to info and surrounds the patient with care**

Improving Pharmacy

Personal Rx



There's never been a better time to have your pharmacy come to you.

Covid-19 is changing behavior and creating a "new normal."



Med List ▸ Bill Glass
RX2®
My Med List
Info
Patient info is up to date!
Next Shipment
January 15, 2020
4 Meds
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Allopurinol 300 Mg Tablet (Tablet)
300 mg
Active
Escitalopram 10 Mg Tablet (Tablet)
10 mg
Active
Aripiprazole 2 Mg Tablet (Tablet)
2 mg
Active
Lisinopril 2.5 Mg Tablet (Tablet)
2.5 mg
Active
Isosorbide Mononit Er 30 Mg Tb (Tablet Sustained...
30 mg
Active

RX²®

Medication information squared away!

Surrounding the patient with care.

Med reminders (text, call, Alexa), location calendar, caregiver engagement and more

RX²
Admin
Keith Gallant
keith@personalrx.com
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- September Test, 53 yrs (M)
Patient
On Service
Preferred Name: None
DOB: 05/30/1966
8 Orchard Dr, Purchase, New York, 10577-2205
(212) 121-1233
No alternate phone provided
sep@personalrx.com
Created on: 08/08/2019 (about a month ...
Patient Since: 09/18/2019 (about 5 days...
Target Ship Date: 08/13/2019
Owner: Larry Margolis
Blue Ridge
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RXs 11
Received 7
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Status
Medication
Dosage
Rx Recei
Delivery
Abilify 2 mg tablet
As needed
TAKE ONE TABLET BY MOUTH ONCE A DAY
2 mg
Yes
Delivery
Lisinopril 20mg Tab
As needed
TAKE ONE TABLET BY MOUTH ONCE A DAY
20 mg
Yes
Delivery
Lexapro 20 mg tablet
As needed
TAKE ONE TABLET BY MOUTH FOUR TIMES A DAY
20 mg
Yes
Delivery
warfarin 2 mg tablet
As needed
TAKE ONE TABLET BY MOUTH FOUR TIMES A DAY
2 mg
Yes
Delivery
Metformin Hcl 1,000 Mg Tablet (Tablet)
As needed
TAKE ONE TABLET BY MOUTH ONCE A DAY
1,000 mg
No
New
Acetaminophen PM Extra Str (tablet)
Breakfast (1.25), Dinner (1)
No directions provided
25-500 mg
No
New
Endur-Acin (tablet, extended release)
Breakfast (1), Dinner (1)
No directions provided
250 mg
No
On Hold
allopurinol 100 mg tablet
As needed
TAKE ONE TABLET BY MOUTH ONCE A DAY
100 mg
Yes
On Hold
Wellbutrin 100mg Tab
As needed
TAKE ONE TABLET BY MOUTH FOUR TIMES A DAY
100 mg
No
Production
Advil 200 mg tablet
As needed
200 mg
Yes
- Financials
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Total Paid
$1,492.34
Total Billed
$1,482.34
Outstanding
$0.00
Credit Limit
$100.00
Add Note
- Notes
kjjbnkjb,njmnb,
Larry Margolis on Sep 17th 2019 @ 1:43 PM
Called patient
Larry Margolis on Sep 17th 2019 @ 1:39 PM
Call re Insruance
Spoke to patient regarding insurance account number - fixed missing digit.
6

Proprietary Technology

Personal Rx

RX^2 Patient CRM - Built for Scale

- Provides visibility and measurement at every stage - from patient acquisition to refill management.

- Integrates state-of-the-art billing, shipping and pharmacy robotics software.

- Drives and tracks workflow for every part of pharmacy team.

- Reports and business intelligence tools help identify trends, outliers and opportunities for growth.

Proprietary Patient CRM

Personal (R)x

Patient Acquisition
Partners/Channels

Personal Rx

PBM Company
(Pharmacy Benefits Management)

- Next Generation PBM
- 260,000 lives under care that match our criteria (5 or more medications)
- Co-branded partnership
- First employment groups launched June 2020







Personal
877.230.6030
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No commitment. Try PersonalRX and see if you like it.
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Register with PersonalRX and your medications will be delivered to your home – pre-sorted, packed and clearly labeled by dose.
Your Pharmacy. Delivered.
We manage prescriptions for you, deliver right to your door and our service is free.
WATCH THE PERSONALRX STORY
LEARN MORE
Concierge Service
Our staff communicates directly with your doctors and insurance company to ensure your refills are there before they're needed. No added costs.
James Hennig, R.Ph., BCGP
President and Pharmacist-In-Charge
Patient Centered Pharmacy Care
Along with medication packaging that supports adherence, you gain the support of your very own pharmacy care team.

Patient Acquisition Partner

Personal Rx

Home Health Co.

- Home healthcare company with 210 Medicare home health agencies.
- Initial referral program rolls out January 2021
- Each agency serves approximately 400 patients annually


PRIME PICK
Personal Rx
There's never been a better time to have your pharmacy come to you.
No added costs!
It's easy to make PersonalRX your pharmacy.
Call 888.858.8584
or visit prime.personalrx.com
LUNCH
BREAKFAST
Open

Digital Lead Gen.

- Marketing company with scalable solutions
- Proven program partnership, launched October 2019
- Vetted leads transferred to RX^2 Admin via integration, with live phone transfer



Patient Acquisition Partner

PersonalRx

Leadership Team



Lawrence H. Margolis

Founder and CEO

Larry derives his knowledge of the health and technology marketplaces from his eight plus years in pharmacy leadership and 20 years as a Wall Street Broker focused in emerging technologies.

His experience in financial markets includes roles as Associate Director at The Bear Stearns Companies and Senior VP, Director of Special Accounts at Prudential Securities prior to launching Gotham Research, a successful institutional money management firm he managed from 2001 to 2007.

Between 2007 and 2009, Mr. Margolis served as cofounder and CEO of Streetbrains, LLC, a platform for promoting independent market research from industry experts. Between 2010 and 2019, he owned Link Asset Management, LLC, a niche registered investment advisory firm.

Team

Personal Rx



Keith Gallant

Chief Marketing Officer

Keith's talents are attributed to 25 years experience in marketing, sales and entrepreneurship. He joined the company as Director of Marketing in 2015 and played an instrumental role in launching the PersonalRX brand. Keith also directs the patient onboarding team, ensuring that the brand promise is executed during this critical phase of the customer experience.

Prior to joining PersonalRX, he served as Vice President of a health-focused PR agency and as founder of a social media marketing company. As a brand builder, he directed campaigns for well-known food, nutrition and health brands, including Osteo Bi-Flex. Ester-C and Sweet'N Low.

In the 1990s, Keith founded, operated and sold a popular restaurant delivery business in Essex County, New Jersey. He holds a BA degree in Communications from The George Washington University.



Vaibhav Kullar

Chief Technology Officer

Vaibhav is an award-winning technology developer and entrepreneur. At PersonalRX, he's pioneered the development of the proprietary RX2 Mobile and RX2 Admin systems, the latter being the end-to-end Patient Relationship Management tool that drives workflow across the pharmacy.

Throughout his career, Vaibhav has steered the development of numerous systems at scale, across a variety of industries; most notably in the investment banking and accounting sectors. His prior experiences include senior and executive risk management and analytics roles at Barclays Investment Bank and Credit Suisse.

Vaibhav graduated with a degree in Engineering, Economics and Management from Oxford University, where he was a Newman scholar.

Team

Personal Rx



Matilda Bruno, BS Pharm, PharmD, R. Ph.

VP of Pharmacy Services, Pharmacist-In-Charge

Matilda is a highly accomplished and recognized pharmacy leader with nearly 30 years of experience within Hospital, PBM, Specialty and Retail Pharmacy lines of business.

Prior to joining PersonalRX, Matilda was the Director of Pharmacy at Pascack Valley Medical Center/Hackensack Meridian Health, managed a large staff and created an Outpatient Infusion Center.

Earlier in her career she served as the Director of Pharmacy at Meadowlands Hospital.

She holds BS and PharmD degrees from St. John's University College of Pharmacy.

Team

Personal Rx



Gary Hirsch

Outside General Counsel

Gary's more than 25 years of experience include 10 years as general counsel of two successful venture-backed B2B tech companies and 15 years at a major law firm and Fortune 500 law department.

Companies he worked for include IntraLinks (NYSE: IL), Currenex (now owned by State Street Bank) and Marsh & McLennan Companies (NYSE: MMC). Prior to starting his own firm, he practiced law at Willkie Farr & Gallagher, New York.

Gary is a graduate of Dartmouth College and New York University Law School. He is a member of the Bars of New York and Connecticut.

Team

Personal Rx



Gillian Giannone, PharmD, R. Ph.

Director of Pharmacy Operations

Gillian Giannone brings 10 years of pharmacy experience in a variety of settings to her leadership role at PersonalRX. Prior to joining our pharmacy, she participated in a clinical management team in the long term care setting, coordinating care between doctors, nurses and the pharmacy. She functioned as both an IV pharmacist and clinical pharmacist during her time there.

Earlier in her career, Gillian was a clinical pharmacist at one of the largest pharmacy benefit management companies in the US. There she was responsible for reviewing prescription drug plans for clinical appropriateness and solving large scale claims related issues.

Gillian's clinical experience is matched by her compassionate approach to patient care, which is inspirational companywide. She holds a Doctor of Pharmacy degree from Massachusetts College of Pharmacy and Health Sciences.

Team

Personal Rx



Dana Stripling

Director of Training and Patient Experience

Dana is an accomplished certified trainer focused on the implementation and training required to consistently improve the patient experience. Prior to joining our team, she served as an EPIC Software Credentialed trainer at Englewood Hospital and Medical Center. Dana is currently completing a Patient Experience Leadership certification at The Beryl Institute.

Her passion for training was ignited by an extended empathy training initiative she experienced as a member of the customer engagement team at Mercedes Benz. At PersonalRX, she initiated the use of a Learning Management System and Knowledge Base, helping to standardize training and reference materials.

Multitalented, Dana also contributes photography, video and editing skills to our marketing and training departments as well.

Team

Personal (Rx)



Cheryl Fine

Controller and Director of Talent

Cheryl is a financial services professional with more than 20 years experience. She has been a Certified Quickbooks Online Accountant since 2016 and is a Platinum Pro Advisor.

In addition to her duties as Controller, Cheryl also serves as our Director of Talent, where her responsibilities range from hiring to benefits management. Prior to joining PersonalRX, she held finance positions in the medical billing, printing, retail and construction industries.

Cheryl has been an active member of the New Jersey Business and Industry Association since 2018.

Team

Personal Rx



Gregg Kattine

Advisor - Healthcare Relationships

Gregg offers PersonalRX guidance gleaned from 40 plus years as a successful investor and business operator. His health-related investments include a medical claims and insurance billing company that he cofounded in 1993 and sold for a profit in 2015. During that same period, he operated a marketing and business consulting company that served more than 50 physicians practice clients.

In 2015 Gregg became the Operating Managing Partner in a wound care business and grew revenues by 500% by the end of 2019. In 2017, he cofounded MCB DME, a thriving durable medical equipment company specializing in pneumatic compression pumps.

Other current investments include a new construction commercial and residential medical/retail space in Hawthorne, NJ and a security firm that employs former FBI and CIA professionals. Gregg holds a B.S. degree from Ramapo College of New Jersey.

Team

Personal Rx



To learn more or get in touch:

visit personalrx.com

email invest@personalrx.com